

**William Slattery, CFA**
**Vice President**
Listing Qualifications


<u>*Electronic Mail Only*</u>

May 10, 2018

Division of Corporation Finance
U.S. Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549


Division of Corporation Finances:

This is to certify that on May 10, 2018 The Nasdaq Stock Market (the "Exchange") received from Global X Funds (the "Registrant") a copy of the Registrant's application on Form 8-A 12(b) for the registration of the following securities:

Global X Future Analytics Tech ETF

We further certify that the securities described above have been approved by the Exchange for listing and registration.

We understand that the Registrant is seeking immediate acceleration of the effective date of registration, and we hereby join in such request.

Sincerely,

*William Slattery*